UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66709

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: North Point Mergers and Acquisitions, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

580 California Street, Suite 2200

(No. and Street)

San Francisco   CA   94104

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Jacquin   415-358-3501   finance@nptma.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jones, Maresca & McElwayney, P.A.

(Name – if individual, state last, first, and middle name)

10500 Little Patuxent Parkway, Suite 770 Columbia   MD   21044

(Address)   (City)   (State)   (Zip Code)

02/24/2009   3430

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, David Jacquin _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of North Point Mergers and Acquisitions, Inc. _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See Attached CA Notarial
Language for Public Notary:
Srira Zadmehran
Commission # 2492497

Signature:

Title:
President

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*





GOLDEN GATE
NOTARY & APOSTILLE

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF San Francisco

Subscribed and sworn to (or affirmed) before me on this 10th day of February 2025
Date *Month* *Year*

by David Jacquin

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: ____________________
Signature of Notary Public

SRIRA ZADMEHRAN
COMM. #2492497
Notary Public - California
San Francisco County
My Comm. Expires July 12, 2028
NRO1

Seal
Place Notary Seal Above

---------- **OPTIONAL** ----------

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________________

Document Date: ____________________

Number of Pages: ____________________

Signer(s) Other Than Named Above: ____________________

Golden Gate Mobile Notary & Apostille

PO Box 717, San Francisco, CA 94104 | goldengatenotary.net | (415) 318-0163

NORTH POINT MERGERS AND ACQUISITIONS, INC.

**FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

DECEMBER 31, 2024

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

10500 Little Patuxent Parkway
Suite 770
Columbia, Maryland 21044
(410) 884-0220
Fax: (301) 596-5471

Report of Independent Registered Public Accounting Firm

To the President
North Point Mergers and Acquisitions, Inc.
San Francisco, CA

Opinion on the Financial Statements

We have audited the accompanying balance sheet of North Point Mergers and Acquisitions, Inc. as of December 31, 2024, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of North Point Mergers and Acquisitions, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements, Schedule I – Computation of Net Capital under Rule 17 C.F.R. § 240.15c3-1 of the Securities and Exchange Commission, and Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirement for Broker Dealers Pursuant to Rule 15c3-3, (collectively the "supplemental schedules") are the responsibility of North Point Mergers and Acquisitions, Inc.'s management. Our responsibility is to express an opinion on North Point Mergers and Acquisitions, Inc.'s financial statements and supplemental schedules based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to North Point Mergers and Acquisitions, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with generally accepted accounting principles and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedules are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements and supplemental schedules, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and supplemental schedules. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The following supplemental information has been subjected to audit procedures performed in conjunction with the audit of North Point Mergers and Acquisitions, Inc.'s financial statements:

1. Computation of Net Capital under Rule 17 C.F.R. § 240.15c3-1 of the Securities and Exchange Commission; and

2. Computation for Determination of the Reserve Requirements and Information   Relating to Possession or Control Requirement for Broker Dealers Pursuant to Rule 15c3-3.

The supplemental information is the responsibility of North Point Mergers and Acquisitions, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. § 240.17a-5 and Rule 15c3-3. In our opinion, the Computation of Net Capital under Rule 17 C.F.R. § 240.15c3-1 of the Securities and Exchange Commission; and the Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirement for Broker Dealers Pursuant to Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as North Point Mergers and Acquisitions, Inc.'s (successor entity) auditor from 2020-2023, North Point Advisors, Inc.'s (succeeding entity) auditor in 2019 and as North Point Advisors, LLC's (succeeding entity) auditor from 2006-2018.

JM & M

Columbia, MD
March 3, 2025

NORTH POINT MERGERS AND ACQUISITIONS, INC.
BALANCE SHEET
December 31, 2024

ASSETS

ASSETS

Cash	$	7,426,120
Accounts receivable		565,313
Employee advances		169,201
Due from affiliates		57,800,657
Demand notes from related parties		1,389,443
Client reimbursable expenses		441,045
Prepaid expenses, deposits and other assets		198,578
Property and equipment, net		1,427,968
Right of use asset - operating leases		10,212,111
Deferred income tax asset		708,000
TOTAL ASSETS	$	80,338,436

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	1,113,714
Lease liability - operating leases		12,300,460
TOTAL LIABILITIES		13,414,174

STOCKHOLDER'S EQUITY

Common stock, $.001 par value, 1,000,000 authorized, issued and outstanding shares	1,000
Additional paid-in-capital	14,999,000
Retained earnings	51,924,262
TOTAL STOCKHOLDER'S EQUITY	66,924,262

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	80,338,436

The accompanying notes are an integral part of these financial statements.

NORTH POINT MERGERS AND ACQUISITIONS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2024

REVENUE	
Advisory fees	$ 48,410,608
Interest income	701,619
Total Revenue	49,112,227
EXPENSES	
Aircraft expenses	2,986,730
Bad debt	121,987
Recruiting	283,988
Compensation and benefits	33,255,608
Contributions	411,592
Communication and information services	1,056,342
Amortization and depreciation	161,290
Fines and penalties	203,359
Marketing	4,458,028
Occupancy	2,396,576
Office expenses	1,768,765
Professional fees	220,755
Regulatory fees	235,177
Travel and entertainment	1,005,569
Other expenses	1,082,099
Total Expenses	49,647,865
NET LOSS BEFORE OTHER INCOME AND TAXES	(535,638)
OTHER INCOME	
State tax refunds	172,602
Total Other Income	172,602
INCOME TAXES	
Current taxes	(418,100)
Total Income Taxes	(418,100)
NET LOSS	$ (781,136)

The accompanying notes are an integral part of these financial statements.

NORTH POINT MERGERS AND ACQUISITIONS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2024

	Common Stock Shares	Amount	Additional Paid-in-Capital	Retained Earnings	Total
BALANCE, December 31, 2023	1,000,000	$ 1,000	$ 27,999,000	$ 50,205,398	$ 78,205,398
Distributions to Parent	-	-	-	(10,500,000)	(10,500,000)
Net Loss	-	-	-	(781,136)	(781,136)
BALANCE, December 31, 2024	1,000,000	$ 1,000	$ 27,999,000	$ 38,924,262	$ 66,924,262

The accompanying notes are an integral part of these financial statements.

NORTH POINT MERGERS AND ACQUISITIONS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(781,136)
Adjustments to reconcile net loss		
to net cash provided by operating activities		
Deferred income tax		(559,000)
Amortization and depreciation		161,290
Amortization of operating lease, right-of-use, assets		618,078
(Increase) decrease in:		
Accounts receivable		(507,698)
Employee advances		(15,837)
Due from affiliates		13,224,678
Demand notes from related party		(850,000)
Client reimbursable expenses		1,976,525
Prepaid expenses, deposits and other assets		1,484,179
Accounts payable and accrued expenses		(1,246,134)
Accrued tax liability		(1,469,321)
Operating lease liability		398,055
Net Cash Provided by Operating Activities		12,433,679

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property and equipment		(1,481,766)
Net Cash Used for Investing Activities		(1,481,766)

CASH FLOWS FROM FINANCING ACTIVITIES

Distributions to managing members		(10,500,000)
Payments received from demand notes from related parties		242,309
Net Cash Used for Financing Activities		(10,257,691)

NET INCREASE IN CASH		694,222
CASH, beginning of year		6,731,898
CASH, end of year	$	7,426,120

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

North Point Mergers and Acquisitions, Inc., a Delaware Corporation (the "Company"), was formed on November 13, 2018. The Company is a wholly owned subsidiary of North Point Management, Group, LLC, a Delaware limited liability company (the "Parent"). The Parent is owned 50% each by David Trust dated December 1, 2020, and Heidi Trust dated November 12, 2020. The Company engages in investment banking, primarily as a financial advisor in mergers and acquisitions transactions. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the Public Company Accounting Oversight Board ("PCAOB").

Basis of Presentation

The accompanying financial statements are those of North Point Mergers and Acquisitions, Inc. and are not intended to be consolidated with its Parent.

Cash

The Company maintains its cash deposits in bank accounts with various financial institutions which, at times, may exceed the Federal Deposit Insurance Corporation's ("FDIC") insurance limit of $250,000 and the Securities Investor Protection Corporation's ("SIPC") insurance limit of $500,000. As of December 31, 2024, the Company had cash that exceeded the FDIC insured limit by approximately $7,176,120. However, the Company has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risk on cash.

Account Receivables

Accounts receivables are stated at the amount management expects to collect from account balances outstanding at year end. Annually, management determines if an allowance for credit expected losses is necessary based upon a review of outstanding receivables, historical collection of information and existing economic conditions. Accounts deemed uncollectible are charged off based on specific circumstances of the parties involved. As of December 31, 2024, management has determined that $215,313 of receivables are collectible within one year or less and $350,000 of receivables are collectible in 2027. Management views the long-term receivable seller note as fully collectible; therefore, an allowance for expected credit losses has not been established.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Accounts Receivable:	
Short term receivables	$ 215,313
Long term receivables	350,000
Total Accounts Receivable	$ 565,313

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are depreciated over the lease term or the life of the asset, whichever is shorter. Major renewals and improvements are capitalized, while maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently. Total amortization and depreciation expense for the year ended December 31, 2024 was $161,290.

Client Reimbursable Expenses

Client reimbursable expenses are out-of-pocket expenditures incurred by the Company, which relate to investment banking services provided to clients. Pursuant to the terms of contractual agreements, these expenses will be recouped from the clients. The provision for expected credit losses for client reimbursable expenses is based on an assessment of how many clients' contractual agreements will successfully close. All client reimbursable expenses as of December 31, 2024, are considered fully collectible by management. Therefore, no allowance for expected credit losses has been recorded as of December 31, 2024.

Revenue Recognition

The Company's primary source of revenue is from contracts with customers in the form of advisory fees and fairness opinion fees. When a client is acquired, an engagement letter is issued for the scope of the contract. Occasionally, the contract is entered into verbally. The fees for these contracts represent revenue earned for investment banking services provided to the Company's clients, which is recognized at the time the services are completed.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 –INCOME TAXES

Income Taxes

The Company records income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

The Company follows the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740 *Income Taxes,* which clarifies the accounting for uncertainty in income taxes recognized in the company's financial statements. Topic 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

On an annual basis, management evaluates the financial statement effects, if any, of income tax positions taken or expected to be taken on its income tax return. Management evaluates the likelihood that, upon examination by the relevant taxing jurisdictions, those income tax positions would be sustained. Based upon that evaluation, if it were more than 50% probable that a material amount of income tax would be recognized at the entity level upon examination by the relevant taxing jurisdictions, a liability would be recognized in the accompanying balance sheet along with any interest and penalties that would result from that assessment. There were no unrecognized tax benefits as of December 31, 2024.

The following table presents the current and deferred income tax provision (benefit) for federal and state as of December 31, 2024:

Federal	$	313,200
State		329,900
		643,100
Deferred:		
Federal		(392,000)
State		167,000
		(225,000)
Total income tax expense	$	418,100

NOTE 3 –INCOME TAXES - continued

The Company's income tax filing may not be subject to audit by federal and state taxing authorities for years beginning before January 1, 2021.

Current income taxes (benefits) are based upon the year ending December 31, 2024's income taxable for federal, state and foreign tax reporting purposes. Deferred income taxes (benefits) are provided for certain income and expenses, which are recognized in different periods for tax and financial reporting purposes. Deferred tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income.

Significant components of the Company's net deferred tax asset or liability as of December 31, 2024, are as follows:

Deferred tax assets (liabilities):

Depreciation	$	(297,007)
Deferred rent		848,722
State income tax, net of federal rate		85,513
Marketing expenses		70,772
Net deferred tax assets	$	708,000

In assessing the valuation of the net deferred tax assets at December 31, 2024 management considered whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

A reconciliation of the expected tax computed at the U.S. statutory federal income tax rate to the total provision for income taxes follows:

Expected tax at 21%	$	(60,995)
State income tax expense, net of federal tax		(121,273)
Non-deductible expenses		599,000
Prior year true-ups		1,368
Provision for income tax	$	418,100

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital shall not exceed 15 to 1 or 6 2/3%. At December 31, 2024, the Company had net capital totaling $4,224,057 of which was $4,010,586 in excess of its required net capital balance of $213,471. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2024, was 0.76 to 1.

NOTE 5 – OPERATING LEASE AGREEMENTS

The Company accounts for its leases under ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. The Company's incremental borrowing rate is based on the rate of interest that it would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. Operating lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the operating lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. Variable lease expenses, if any, are recorded when incurred.

In calculating the right of use asset and operating lease liability, the Company elected to combine lease and non-lease components. The Company also elected not to recognize right-of-use assets and operating lease liability on short-term leases, defined as having initial terms of 12 months or less. The Company recognizes rent expense for all leases on a straight-line basis over the lease term.

The Company leases office space in San Francisco, CA through an operating lease agreement. which commenced on April 1, 2018 and expired June 30, 2024. The Company's incremental borrowing rate for this lease was determined to be 5.4735%.

In 2023, the Company began relocating its office in San Francisco to a larger space within the same building but kept the previous space. In 2024, the previous space was vacated and the company moved into the new space. The new lease commenced on March 1, 2023 and expires January 31, 2034. The Company pays a monthly rental amount plus its pro rata share of property taxes, insurance, and common area expenses. The Company's incremental borrowing rate for this lease was determined to be 6.8%.

The Company leases office space in New York City, NY through an operating lease agreement which commenced on January 1 2023 and expires on June 30, 2030. The Company pays a monthly rental plus property taxes, insurance, and its pro rata share of common area expenses. The Company's incremental borrowing rate for this lease was determined to be 6.8%%.

The Company leases office space in Houston, Texas through an operating lease agreement which commenced on March 1, 2023 and expires on February 28, 2028. The Company pays a monthly rental plus property taxes, insurance, and its pro rata share of common area expenses. The Company's incremental borrowing rate for this lease was determined to be 6.8%.

The Company leases office space in Chicago, Illinois through an operating lease agreement which commenced on January 1, 2024 and expires on June 29, 2028. The Company pays a monthly rental plus property taxes, insurance, and its pro rata share of common area expenses. The Company's incremental borrowing rate for this lease was determined to be 3%.

NOTE 5 – OPERATING LEASE AGREEMENTS– continued

As of December 31, 2024, the weighted average remaining lease term for the above operating leases is 8.34 years and the weighted average discount rate is 6.63%. Total lease expense for the year ended December 31, 2024, was $2,076,318. As of December 31, 2024, the current portion of lease liability is $981,616 and the non-current lease liability is $11,318,844.

A reconciliation of the undiscounted cash flows due on the Company's lease liability to the operating lease liability recognized in the balance sheet as of December 31, 2024, is as follows:

	San Francisco	New York	Houston	Chicago	Total
2025	$1,464,975	$332,524	$34,503	$162,847	$1,994,849
2026	1,394,438	332,524	37,040	166,918	1,930,920
2027	1,436,271	332,524	37,548	171,091	1,977,434
2028	1,479,359	339,569	6,258	87,684	1,912,870
2029	1,523,740	346,614	-	-	1,870,354
Thereafter	6,710,996	173,307	-	-	6,884,303
Total	14,009,779	1,857,062	115,349	588,540	16,570,730
Less discount	(3,914,612)	(314,078)	(12,055)	(29,525)	(4,270,270)
Total Lease Liability	$ 10,095,167	$1,542,984	$103,294	$559,015	$12,300,460

NOTE 6 – PROPERTY AND EQUIPMENT

The following is a summary of property and equipment as of December 31, 2024:

Office furnishing	$ 104,777
Office equipment	85,537
Capitalized leasehold improvement	1,411,625
	1,601,939
Less: accumulated depreciation and amortization	(173,971)
Property and Equipment, Net	$ 1,427,968

Depreciation and amortization for the year ended December 31, 2024 totaled $161,290.

The Company's property and equipment includes office furniture for SF and NY offices as well as an improvement to New York office space. During 2024 the company added an equipment category to property and equipment. This new category includes computer equipment in the SF office with an estimated useful life of 5 years.

NOTE 7 – RELATED PARTY TRANSACTIONS

The following are related party transactions with entities related to the Company by common ownership.

North Point Aviation, LLC ("NPAV"), was formed on January 12, 2007. The certificate of formation was filed with the State of Delaware on October 16, 2008. NPAV was formed as a holding company for the Company's aircraft, which is considered a non-allowable asset for a broker-dealer. The operating income and expenses of the aircraft, excluding depreciation, are included in the accompanying financial statements as aircraft expenses used to service the Company's clients. For the year ended December 31, 2024, the total amount of aircraft-related expenses recorded in the statement of operations totaled $2,986,730. In addition, the Company lends money to NPAV to pay for various expenses. As of December 31, 2024, the amount due from NPAV totaled $3,683,204 including accrued interest of $36,467. The current portion due from NPAV was $200,000 and the non-current portion was $3,483,204.

North Point Investment Portfolio, LLC ("NPIP"), a Delaware limited liability company, was formed on September 15, 2008. NPIP was formed as a holding company for the investment assets that are non-allowable for a broker-dealer. As of December 31, 2024, the amount due from NPIP totaled $54,117,453 including accrued interest of $563,403. The current portion due from NPIP was $9,695,013 and the non-current portion was $44,422,440.

As of December 31, 2024, no amounts were due from the Parent as all amounts were paid during the year including accrued interest of $24,986. In 2024, dividends totaling $10,500,000 were paid to the Parent and are included on the statement of changes in stockholder's equity.

In addition, there were employee advances totaling $169,201 that were due to the Company of which $147,259 was due from the Company's President as of December 31, 2024, for expenses paid by the Company on their behalf. All advances are expected to be paid back within one year.

Interest on the related party receivables to NPAV and NPIP accrues annually at 1% on the outstanding balance and is scheduled to mature on December 31, 2027 and December 31, 2029 respectively.

As of December 31, 2024 the balance of outstanding loans made to employees was $1,389,443.

In 2023, the Company loaned $1,000,000 to an employee in the form of an interest free loan to be paid back over time by his distributions from NPIP. $218,248 was used to pay down the loan at December 31, 2023 and $242,309 was paid back in 2024. The Company is projecting that based on anticipated cash flows, the loan will be fully paid off in 2025.

NOTE 7 – RELATED PARTY TRANSACTIONS – continued

In 2024, the Company entered into an interest-bearing loan agreement with a current employee. As of December 31, 2024, the outstanding balance of this loan was $800,000 and the loan shall be forgiven in the amount of $200,000 per year together with accrued but unpaid interest. The current portion of this loan was $238,640 and the non-current portion was $561,360. The Company expects this loan to be fully forgiven by June 1, 2028.

NOTE 8 – RETIREMENT PLAN

The Company has a 401(k) plan that is available to all eligible employees who elect to participate. Employees must be eighteen years of age. The participants can make voluntary salary reduction contributions subject to the limits and provisions of the Internal Revenue Code. The Company did not contribute to the plan during the year ended, December 31, 2024.

NOTE 9 – SEGMENT REPORTING AND CONCENTRATION OF RISK

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and investment advisory business. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. For the year ended December 31, 2024, 4 customers, out of a total of 23 customers, accounted for approximately 62% of the Company's revenue.

NOTE 10 – SUBSEQUENT EVENTS

In preparing these financial statements, the Company's management has evaluated events and transactions for potential recognition or disclosure through March 3, 2025, the date the financial statements were available to be issued. Except for the dividend paid to the Parent entity for $500,000 on January 29, 2025, there were no additional events or transactions, that were discovered during the evaluation that required further recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

NORTH POINT MERGERS AND ACQUISITIONS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 17 C.F.R. § 240. 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

COMPUTATION OF NET CAPITAL

Stockholder's equity	$	66,924,262
Deductions		
Non-allowable assets:		
Accounts receivable		565,313
Employee advances		169,201
Due from affiliates		57,800,657
Demand notes from related parties		1,389,443
Client reimbursable expenses		441,045
Prepaid expenses, deposits and other assets		198,578
Property and equipment, net		1,427,968
Deferred income tax asset		708,000
Total non-allowable assets		62,700,205
Net capital	$	4,224,057
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $3,202,063 or $5,000, whichever is greater	$	213,471
Excess net capital	$	4,010,586
Ratio: Aggregate indebtedness to net capital		0.76

There are no material differences between the above computations and the Company's corresponding amended and unaudited Form Focus Part II Filing for the year December 31, 2024, filed February 25,2025.

NORTH POINT MERGERS AND ACQUISITIONS, INC.
SCHEDULE II
DECEMBER 31, 2024

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission for the Year Ended December 31, 2024

The Firm did not handle any customer cash or securities during the year ended December 31, 2024 and does not have any customer accounts.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions For the Year Ended December 31, 2024

The Firm did not handle any customer cash or securities during the year ended December 31, 2024 and does not have any customer accounts.

See report of independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORTING BY A REGISTERED BROKER-DEALER UNDER RULE 17 C.F.R. § 240.15c3-3

To the President
North Point Mergers and Acquisitions, Inc.
San Francisco, CA

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) North Point Mergers and Acquisitions, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

- private placement of securities;
- selling group participant in public best effort underwritings of corporate securities; and
- business consulting, including mergers and acquisitions, business plan and development, strategic planning, market research and valuation.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry proprietary accounts of broker-dealers ("PAB Accounts", as defined in Rule 15c3-3) throughout the most recent year without exception.

North Point Mergers and Acquisitions, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about North Point Mergers and Acquisitions, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

JM & M

Columbia, MD
March 3, 2025

North Point | Mergers & Acquisitions

580 California Street
Suite 2200
San Francisco, CA 94104

Tel: 415.358.3500
Fax: 415.358.3555

Exemption Reporting by a Registered Broker-Dealer under Rule 17 C.F.R. § 240.15c3-3

North Point Mergers and Acquisitions, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

- private placement of securities;
- selling group participant in public best effort underwritings of corporate securities; and
- business consulting, including mergers and acquisitions, business plan; and development, strategic planning, market research and valuation.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year without exception.

North Point Mergers and Acquisitions, Inc.

I, David Jacquin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____   03/03/2025

David Jacquin, President   Date

See report of independent registered public accounting firm.

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